UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

60 Nexus Way, 4th floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Raphael Denadai
	Name:	Raphael Denadai
	Title:	Chief Financial Officer

Date: July 27, 2026

TABLE OF CONTENTS

EXHIBIT
99.1	Patria Investments Limited – Condensed Consolidated Statement of Comprehensive Income (unaudited) for the three-month periods ended March 31, 2026, and 2025